SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 2001 and 2000


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________


                         Commission file number 1-12385


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NEWPORT NEWS SHIPBUILDING
               SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NEWPORT NEWS SHIPBUILDING
                        SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES





Dated:  June 28, 2002   /s/ Gary W. McKenzie
                        _____________________________________
                        By   Gary W. McKenzie
                             Vice President-Tax

NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORTS                                               1-2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                               3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2001                                             4

   Notes to Financial Statements                                            5-7

SUPPLEMENTAL SCHEDULE -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2001                                                  8

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
  Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees:

We have audited the accompanying statement of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
--------------------------

Richmond, Virginia
June 27, 2002

Report of independent public accountants


To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
June 15, 2001










THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN REPORT AND THE REPORT HAS
                         NOT BEEN REISSUED BY ANDERSEN

NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


ASSETS                                                 2001              2000

INVESTMENTS, At fair market value                  $29,184,938       $26,420,357

RECEIVABLES:
  Participant contributions                             84,617            84,920
  Interest                                                   -             8,954
                                                   -----------       -----------

           Total assets                             29,269,555        26,514,231
                                                   -----------       -----------

LIABILITIES

MANAGEMENT FEES PAYABLE                                      -            10,050

OTHER LIABILITIES                                            -            15,436
                                                   -----------       -----------

           Total liabilities                                 -            25,486
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $29,269,555       $26,488,745
                                                   ===========       ===========


See accompanying notes to financial statements.

NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


INVESTMENT LOSS:
  Net depreciation in fair value of investments                    $   (690,384)
  Dividends and interest                                                142,512
                                                                   ------------

           Total investment loss                                       (547,872)
                                                                   ------------

CONTRIBUTIONS:
  Participant                                                         4,406,882
                                                                   ------------

DEDUCTIONS:
  Benefits paid to participants                                       1,033,360
  Other                                                                  44,840
                                                                   ------------

           Total deductions                                           1,078,200
                                                                   ------------

NET INCREASE                                                          2,780,810

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                  26,488,745
                                                                   ------------

  End of year                                                      $ 29,269,555
                                                                   ============


See accompanying notes to financial statements.

NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

      General - The Plan was adopted on July 1, 1992 by Newport News Shipbuilding and Dry Dock Company ("NNSDDC"), a wholly owned subsidiary of Newport News Shipbuilding Inc. (the "Company" or "NNS"), and amended and restated as of July 26, 1999. As of November 7, 2001, the Company completed a merger agreement with Northrop Grumman Corporation ("Northrop Grumman") whereby the Company was subsequently merged with and into Northrop Grumman. The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings for participants. NNSDDC and First Union National Bank (the "Trustee") have executed the Newport News Shipbuilding Savings (401(k)) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan. Through February 12, 2002, the Plan was administered by NNSDDC, with the assistance of NNSDDC's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Eligibility and Contributions - All union eligible employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed Internal Revenue Code ("IRC") imposed limitations, through equal pay period deductions. Contributions can range from 1 to 15 percent of annual compensation.

      Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the plan document. Participants are immediately vested in their accounts.

      Payment of Benefits - Upon termination of employment, including layoff, distributions to participants are generally made via single lump-sum payments. Participants whose account balances exceed $3,500 have the right to defer the distribution of their account balances until they reach the age of 62.

      Investment Options - Upon enrollment in the Plan, participants may direct their contributions in one percent increments in any of the investment options that are selected by NNSDDC, based on recommendations provided by the Committee. Participants may change their investment options on a daily basis.

      Loans to Participants - A participant may borrow up to 50 percent of his or her account balance, not to exceed $50,000, with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4 1/2 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 2001 and 2000 were 5.8 percent and 10.5 percent, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition - All investments are recorded at fair market value based on quoted market prices. Purchase and sale transactions are recorded on a settlement date basis. Interest income is recorded on the accrual basis.

      Payment of Benefits - Benefit payments are recorded when paid.

3.    INVESTMENTS

      The fair market value of individual investments that represent five percent or more of the Plan's net assets are as follows as of December 31:

                                                           2001          2000

         First Union Enhanced Stock Market Fund       $ 9,182,015   $11,244,875
         Evergreen U. S. Treasury Money Market Fund     7,451,852     5,354,730
         Evergreen Omega Fund                           2,358,930     2,928,724
         Newport News Shipbuilding Inc. Common Stock    2,515,342     2,224,108
         Fidelity U. S. Bond Index Fund                 3,040,012     1,709,464
         Participant loans                              1,806,114     1,579,289


      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Mutual funds                                               $(1,579,172)
         Common stock                                                   888,788
                                                                    -----------
         Net depreciation                                           $  (690,384)
                                                                    ===========

4.    TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated May 16, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the IRS' Determination Letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      NNSDDC does not plan to terminate the Plan; however, it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6.    ADMINISTRATIVE EXPENSES

      The Trustee's fees, the expenses of administration of the trust and the expenses incidental to the operation and management of the Plan are paid by NNSDDC. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      The Plan includes the Company's and Northrop Grumman's common stock as investments held. Therefore, any investments in the Company's or Northrop Grumman's common stock represent transactions with parties-in-interest. Certain plan investments are shares of a mutual fund managed by the Trustee. Therefore, these transactions qualify as transactions with parties-in-interest.

8.    CONVERSION OF COMPANY COMMON STOCK

      As a result of the merger of the Company with and into Northrop Grumman, the Plan converted investments in NNS common stock to Northrop Grumman common stock. Participants were given the opportunity to exchange all their NNS shares for either $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock, subject to adjustment. This conversion occurred through a tender offer expiring on November 29, 2001 and a subsequent surrendering of NNS shares by participants in exchange for $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock. During early 2002 through a final conversion, all shares that had not been tendered resulted in the participants receiving $51.14 in cash and 0.1743 shares of Northrop Grumman common stock for each share of NNS common stock.

9.    ELIMINATION OF INVESTMENT OPTIONS

      During the year ended December 31, 2001 the Plan notified participants that it would eliminate the investment options related to former affiliates of the Company. Participants were provided with the option to redirect their balances in these investment options to other investment options provided for under the Plan. On December 31, 2001, all remaining investments related to former affiliates were liquidated and the proceeds were invested in money market funds.

NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                    Description of Investment,
           Identity of Issue,                        Including Maturity Date,
            Borrower, Lessor                       Rate of Interest, Collateral,              Current
           or Similar Party                           Par or Maturity Value                    Value

*   First Union Enhanced Stock Market Fund         Mutual Fund Shares                      $ 9,182,015
    Evergreen U.S. Treasury Money Market Fund      Mutual Fund Shares                        7,451,852
    Evergreen Omega Fund                           Mutual Fund Shares                        2,358,930
    Fidelity U.S. Bond Index Fund                  Mutual Fund Shares                        3,040,012
    Evergreen Fund                                 Mutual Fund Shares                          248,255
    Evergreen Foundation Fund                      Mutual Fund Shares                          214,273
    Evergreen U.S. Government Fund                 Mutual Fund Shares                          840,547
    Putnam International Growth Fund               Mutual Fund Shares                          222,691
    Dreyfus Premier Balance Fund                   Mutual Fund Shares                          328,435
    Van Kampen Emerging Growth Fund                Mutual Fund Shares                          464,666
    Morgan Stanley Institutional Small Cap Value   Mutual Fund Shares                          218,644
*   Newport News Shipbuilding Inc. Common Stock    Common Stock                              2,515,342
*   Northrop Grumman Corporation
      Common Stock                                 Common Stock                                293,162
*   Participant Loans (interest rates varied
      from 8.75% to 10.50% during 2001)            Participant Loans                         1,806,114
                                                                                           -----------

    Total assets held for investment purposes                                              $29,184,938
                                                                                           ===========


*  Party-in-Interest